KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2006 AUG -8 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

31 July 2006

06015806

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
8 July 2006	Listed Companies' Crop – June 2006
13 July 2006	Public Shareholding Spread as at 30 June 2006
20 July 2006	Kuala Lumpur Kepong Berhad ("KLK" or Company") Acquisition By Ablington Holdings Sdn Bhd ("AHSB"), A Wholly-Owned Subsidiary of KL-Kepong Equity Holdings Sdn Bhd Which In Turn Is Wholly-Owned By KLK, Of 35,000,000 Ordinary Shares of RM1.00 each In Ladang Perbadanan-Fima Berhad ("LPF"), Representing Approximately 30.6% Equity Interest Therein, For A Total Cash Consideration of RM99,750,000 Or RM2.85 Per Share ("Acquisition"); And Conditional Mandatory Offer By AHSB For the Remaining Shares In LPF Not Already Owned By AHSB ("Offer")
25 July 2006	Kuala Lumpur Kepong Berhad ("KLK") Kuala Lumpur High Court Suit D2-22-1033-2006 between Glamour Green Sdn Bhd ("Plaintiff") and 1. Ambank Berhad 2. Amsec Nominees (Tempatan) Sdn Bhd 3. KLK 4. Ablington Holdings Sdn Bhd ("AHSB") (collectively, "Defendants")
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
30 June 2006	Employees Provident Fund Board (3 sets)
4 July 2006	Employees Provident Fund Board
6 July 2006	Employees Provident Fund Board
8 July 2006	Employees Provident Fund Board
14 July 2006	Employees Provident Fund Board
18 July 2006	Employees Provident Fund Board
20 July 2006	Employees Provident Fund Board
22 July 2006	Employees Provident Fund Board
27 July 2006	Employees Provident Fund Board
28 July 2006	Employees Provident Fund Board

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

dlw 8/8

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2006\July 2006

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/07/2006 08:31:42 AM**
Reference No **KL-060708-2EADC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
June 2006

* **Contents :-**

We submit below the crop figures for the month of **June 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	179,656
Crude Palm Oil (mt)	40,364	39,637	37,016
Palm Kernel (mt)	9,764	9,397	8,843
Rubber (kg)	2,287,850	1,593,862	2,300,175

	2006								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	160,163	184,467	210,128	205,701	220,615	**209,940**			
Crude Palm Oil (mt)	32,238	37,201	43,664	41,707	45,013	**42,399**			
Palm Kernel (mt)	7,625	9,135	10,331	9,584	10,562	**9,658**			
Rubber (kg)	2,204,504	2,311,616	2,141,939	1,107,095	1,308,012	**1,850,721**			

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/07/2006 01:28:14 PM**
Reference No **KL-060713-E02CF**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PUBLIC SHAREHOLDING SPREAD AS AT 30 JUNE 2006

* **Contents :-**

Pursuant to Bursa Malaysia Berhad's letter dated 2 December 2005, Kuala Lumpur Kepong Berhad wishes to announce that the public shareholding spread of the Company as at 30 June 2006 is as follows:

(a) % of Public shareholdings: 52.20
(b) Number of Public Shareholders holding not less than 100 shares: 6,422

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MB_CIMB on 20-07-2006 07:27:13 PM

Reference No MM-060720-68575

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LENA BAN
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY")

ACQUISITION BY ABLINGTON HOLDINGS SDN BHD ("AHSB"), A WHOLLY-OWNED SUBSIDIARY OF KL-KEPONG EQUITY HOLDINGS SDN BHD WHICH IN TURN IS WHOLLY-OWNED BY KLK, OF 35,000,000 ORDINARY SHARES OF RM1.00 EACH IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), REPRESENTING APPROXIMATELY 30.6% EQUITY INTEREST THEREIN, FOR A TOTAL CASH CONSIDERATION OF RM99,750,000 OR RM2.85 PER SHARE ("ACQUISITION"); AND

CONDITIONAL MANDATORY OFFER BY AHSB FOR THE REMAINING SHARES IN LPF NOT ALREADY OWNED BY AHSB ("OFFER")

* **Contents :-**

1. **ACQUISITION**

We refer to the announcements made on 19 May 2006 and 31 May 2006.

On 19 May 2006, the Court of Appeal ("COA") overturned the decision of the High Court of Malaya which was delivered on 3 April 2006, and declared the acquisition by AHSB of the 35,000,000 ordinary shares of RM1.00 each in LPF ("LPF Shares") on 14 December 2004 null and void and of no effect. Consequently, the offer made by AHSB on 14 December 2004 is also null and void.

Pursuant to the decision by the COA, Glamour Green Sdn Bhd ("GGSB") was accorded a period of time to redeem all its LPF Shares (in total 36,524,000 LPF Shares) pledged to AmBank Berhad ("Redemption Period"), failing which AmBank Berhad is allowed to take action in accordance with the loan documents between AmBank Berhad and GGSB.

Upon expiry of the Redemption Period, including extensions of time thereto, GGSB did not redeem its LPF Shares pledged to AmBank Berhad.

As such, on 20 July 2006, AmBank Berhad proceeded to sell 35,000,000 LPF Shares from the total pledged, to AHSB pursuant to a purchase undertaking given by KLK in 2004, for a total cash consideration of RM99,750,000 or RM2.85 per share. The Acquisition was effected as a direct business transaction in accordance with the rules and regulations of Bursa Malaysia Securities Berhad ("Bursa Securities").

As the disposal of the 35,000,000 LPF Shares by AmBank Berhad was effected under a purchase undertaking given by KLK in 2004, the purchase consideration was derived at based on the prevailing market price of LPF Shares then.

The purchase consideration was financed from the KLK Group's internally generated funds.

2. Information on LPF

LPF was incorporated in Malaysia on 29 November 1979 under the Companies Act, 1965. LPF has an authorised share capital of RM150,000,000 comprising 150,000,000 ordinary shares of RM1.00 each. Its current issued and paid-up share capital is RM114,300,000 comprising 114,300,000 ordinary shares of RM1.00 each. It was listed on the Main Board of Bursa Securities since 11 November 1994 under the plantation sector.

LPF is principally engaged in oil palm cultivation and sale of crude palm oil and palm kernel.

Based on its audited accounts for the financial year ended 31 December 2005, LPF registered a consolidated profit after taxation of RM8.3 million and the consolidated net assets of LPF was RM163,588,000 or RM1.43 per share.

3. Rationale

The Acquisition is strategic and fits into KLK's objective of expanding its interest in plantations, which is a core business of the KLK Group.

Based on the audited accounts of LPF for the financial year ended 31 December 2005, LPF has a total land bank of approximately 8,171 hectares of which 7,660 hectares is planted. It also owns a palm oil mill.

4. Effects of the Acquisition

The Acquisition will not have any effect on the share capital and the shareholding structure of KLK. In addition, it is not expected to have any material effect on the consolidated net assets and consolidated earnings of KLK for the financial year ending 30 September 2006.

5. Directors' and Major Shareholders' Interests

None of the Directors or major shareholders of KLK or persons connected to them has any interest, direct or indirect, in the Acquisition.

6. Offer

Upon completion of the Acquisition, AHSB will hold a total of 52,600,000 LPF Shares, representing approximately 46.0% of the issued and paid-up share capital of LPF. In consequence thereof, pursuant to Section 33B(2) of the Securities Commission Act, 1993 and Part II of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), AHSB is now obliged to extend a conditional mandatory offer to the other shareholders of LPF for the remaining 61,700,000 LPF Shares not already owned by AHSB. Accordingly, AHSB has on even date served a Notice of Conditional Mandatory Offer ("Notice") on the Board of Directors of LPF.

The Notice is appended together with this announcement. The Notice has also been sent to the SC and Bursa Securities and released to the press in accordance with the provisions of the Code.

(This announcement is dated 20 July 2006)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

20072006-notice


COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
18417-M

Commerce International Merchant Bankers Berhad
Company Number 18417-M

CIMB

(4)

20 July 2006

BY FACSIMILE/HAND

The Board of Directors
Ladang Perbadanan-Fima Berhad
No.10 Persiaran Gopeng Satu
31350 Ipoh
Perak Darul Ridzuan

Dear Sirs

NOTICE OF CONDITIONAL MANDATORY OFFER

1. INTRODUCTION

1.1 We refer to the notice of conditional mandatory offer dated 14 December 2004 (**"2004 Offer"**)

1.2 On 19 May 2006, the Court of Appeal (**"COA"**) overturned the decision of the High Court of Malaya which was delivered on 3 April 2006, and declared the acquisition by Ablington Holdings Sdn Bhd (**"Ablington"** or **"Offeror"**) of the 35,000,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad (**"LPF"**) (**"LPF Shares"**) on 14 December 2004 null and void and of no effect Consequently, the 2004 Offer is also null and void.

Pursuant to the decision by the COA, Glamour Green Sdn Bhd (**"GGSB"**) was accorded a period of time to redeem all its LPF Shares (in total 36,524,000 LPF Shares) pledged to AmBank Berhad (**"Redemption Period"**), failing which AmBank Berhad is allowed to take action in accordance with the loan documents between AmBank Berhad and GGSB

1.3 Upon expiry of the Redemption Period, including extensions of time thereto, GGSB did not redeem its LPF Shares pledged to AmBank Berhad.

As such, on 20 July 2006, AmBank Berhad proceeded to sell 35,000,000 LPF Shares from the total pledged, to Ablington, for a total cash consideration of RM99,750,000 or RM2.85 per share The acquisition was effected as a direct business transaction in accordance with the rules and regulations of Bursa Securities (**"Acquisition"**).

1.4 As at even date, Ablington holds 17,600,000 LPF Shares, representing approximately 15.4% equity interest in LPF Upon completion of the Acquisition, Ablington will hold a total of 52,600,000 LPF Shares, representing approximately 46.0% of the issued and paid-up share capital of LPF In consequence thereof, pursuant to Section 33B(2) of the Securities Commission Act 1993 (**"SCA"**) and Part II of the Malaysian Code of Take-Overs and Mergers 1998 (**"Code"**), Ablington is obliged to extend a conditional mandatory offer to the other shareholders of LPF for the remaining 61,700,000 LPF Shares not already owned by Ablington.

1.5 Given that Ablington and the persons deemed acting in concert with it (as hereinafter disclosed) do not hold in aggregate more than 50% of the ordinary shares in LPF, the Offer (as hereinafter defined) to be made by Ablington herein shall be conditional as to the level of acceptances from the holders of the Offer Shares (**"Holders"**) which would result in Ablington and persons acting in concert with it holding in aggregate more than 50% of the issued and paid-up share capital of LPF

10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb.com.my

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

1.6 Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day shall be a reference to Malaysian Standard Time, unless otherwise stated.

2. THE OFFER

Pursuant to Section 12 and Practice Note 2.1 of the Code, Commerce International Merchant Bankers Berhad ("**CIMB**") on behalf of the Offeror, hereby serves a notice to make a conditional mandatory offer ("**Offer**") to acquire the remaining 61,700,000 ordinary shares of RM1.00 each in LPF ("**Offer Shares**"), representing approximately 54.0% equity interest therein, not already owned by the Offeror as mentioned in Section 1 above ("**Notice**"), at the offer price of RM2.85 per Offer Share.

Section 33(3) of the SCA provides that the persons set out therein are deemed to be acting in concert unless the contrary is established. Notwithstanding the provisions of Section 33(3) of the SCA, the Offeror wishes to state that save for the deemed persons acting in concert ("**PAC**") who are listed below, there is no other person (including those who are deemed to be acting in concert pursuant to Section 33(3) of the SCA) who is acting in concert with the Offeror in relation to the Offer.

	<——Direct #——>		<——Indirect #——>	
	No. of LPF Shares held	**%**	**No. of LPF Shares held**	**%**
Ablington	52,600,000^	46.0	-	-
KL-Kepong Equity Holdings Sdn Bhd	-	-	52,600,000*1	46.0
Kuala Lumpur Kepong Berhad ("**KLK**")	-	-	52,600,000*2	46.0
Batu Kawan Berhad	-	-	52,600,000*3	46.0
Arusha Enterprise Sdn Bhd	-	-	52,600,000*4	46.0
Wan Hin Investments Sdn Bhd	-	-	52,600,000*5	46.0
Di-Yi Sdn Bhd	-	-	52,600,000*6	46.0
High Quest Holdings Sdn Bhd	-	-	52,600,000*6	46.0
Dato' Seri Lee Oi Hian	-	-	52,600,000*7	46.0
Dato' Lee Hau Hian	-	-	52,600,000*8	46.0
Congleton Holdings Sdn Bhd*9	-	-	-	-
Cengal Emas Sdn Bhd*10	-	-	-	-

Notes:

\# *As at 20 July 2006, being the latest practicable date prior to the despatch of this Notice*

^ *After taking into consideration the completion of the Acquisition*

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

*1 *Deemed interested through its shareholdings in Ablington*

*2 *Deemed interested through its shareholdings in KL-Kepong Equity Holdings Sdn Bhd*

*3 *Deemed interested through its shareholdings in KLK*

*4 *Deemed interested through its shareholdings in Batu Kawan Berhad*

*5 *Deemed interested through its shareholdings in Arusha Enterprise Sdn Bhd*

*6 *Deemed interested through its shareholdings in Wan Hin Investments Sdn Bhd*

*7 *Deemed interested through his shareholdings in Di-Yi Sdn Bhd*

*8 *Deemed interested through his shareholdings in High Quest Holdings Sdn Bhd*

*9 *Congleton Holdings Sdn Bhd is a shareholder of Arusha Enterprise Sdn Bhd and Batu Kawan Berhad Dato' Seri Lee Oi Hian holds more than 20% equity interest in Congleton Holdings Sdn Bhd*

*10 *Cengal Emas Sdn Bhd is a shareholder of Arusha Enterprise Sdn Bhd and Batu Kawan Berhad Dato' Lee Hau Hian holds more than 20% equity interest in Cengal Emas Sdn Bhd*

Pursuant to Section 14(1) of the Securities Industries (Central Depositories) Act, 1991 ("**SICDA**"), Bursa Securities has prescribed the LPF Shares as securities which are required to be deposited into the Central Depository System. Accordingly, all dealings in the LPF Shares have been and will be carried out in accordance with the SICDA and the Rules of Bursa Malaysia Depository Sdn Bhd ("**Bursa Depository**").

Holders wishing to accept the Offer, are advised to refer to the procedures for acceptances set out in a document outlining the details of the Offer together with the Form of Acceptance and Transfer ("Offer Document") to be despatched to them in due course The Offer will be made to each of the Holders in respect of all their Offer Shares

3. INFORMATION ON THE OFFEROR

Ablington was incorporated as a private company limited by shares in Malaysia under the Companies Act, 1965 on 14 April 1995 under its present name.

Ablington is principally an investment holding company

The authorised share capital of Ablington is RM5,000,000 comprising 3,200,000 ordinary shares of RM1.00 each and 18,000,000 redeemable preference shares of RM0.10 each. As at the date of this Notice, the issued and paid-up share capital of Ablington is RM3,800,000 comprising 2,000,000 ordinary shares of RM1.00 each and 18,000,000 redeemable preference shares of RM0.10 each

4. TERMS AND CONDITIONS OF THE OFFER

The principal terms and conditions of the Offer, unless otherwise directed, or permitted to be varied by the Securities Commission ("**SC**"), will be as follows:

4.1 Consideration

The Offeror shall offer on equal terms to all Holders a cash payment of RM2.85 for each Offer Share accepted under the Offer ("**Offer Price**"). Holders may accept the Offer in respect of all or in part of their Offer Shares.

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

Notwithstanding the provision of Section 4.4 of this Notice, in the event LPF declares any dividend prior to the close of the Offer and the Holder is entitled to retain the dividend declared, the Offer Price shall be reduced by the quantum of the net dividend so declared

4.2 **Condition of the Offer**

The Offer shall be conditional upon the Offeror having received by 5:00 p.m. on the First Closing Date (as defined below), or such revised or extended closing date as the Offeror may decide with the consent of the SC, valid acceptances (provided that they are not, where permitted, withdrawn) in respect of the Offer Shares, which would result in the Offeror and the PAC holding in aggregate, together with such LPF Shares that are already acquired, held or entitled to be acquired or held by the Offeror and the PAC, of more than 50% of the voting shares of LPF, failing which the Offer shall lapse.

4.3 **Date of Offer**

Subject to the approval of the Foreign Investment Committee for the Offer and barring unforeseen circumstances and unless otherwise directed by the SC to defer in so doing or permission is granted by the SC for deferment, the Offer will be made and the Offer Document will be despatched not later than 21 days from the date hereof. The Offer Document will be despatched to the Board of Directors of LPF and to the Holders of the Offer Shares whose names appear on the Register of Depositors/Members of LPF as at the latest practicable date within the stipulated period above.

4.4 **Warranty**

The Offer Shares are to be acquired on the basis of an acceptance by a Holder (**"Accepting Holder"**) made to him in accordance with the provisions of the Offer Document and such acceptance will be deemed to constitute a warranty by him that the Offer Shares to which such acceptance relates are sold free from all claims, charges, liens, encumbrances and equities and with all rights and entitlement attached thereto from the date of the Offer Document, including the right to all dividends and distributions declared, paid or made thereafter However, if LPF declares any dividend prior to the close of the Offer and the Holder is entitled to retain the dividend declared, the Offer Price shall be reduced by the quantum of the net dividend so declared.

4.5 **Duration of the Offer**

(i) Except insofar as the Offer may be withdrawn with the consent of the SC and every person released from any obligation incurred thereunder, the Offer will remain open for acceptance for at least 21 days after the date of despatch of the Offer Document (**"First Closing Date"**), unless extended or revised by the Offeror with the consent of the SC. When there is a competing take-over offer made during the period as referred to above, the Offer Document sent by the Offeror shall be deemed to have been despatched on the same day the competing offer document was despatched.

(ii) If the Offer is revised, it will remain open for acceptance for a period of at least 14 days from the date of despatch of written notification of the revision to the Holders

(iii) Where the Offer has become or is declared unconditional as to the acceptances of the Offer on any day **BEFORE** the 46th day from the date of despatch of the Offer Document, the Offer will remain open for acceptances for not less than 14 days from the date on which the Offer becomes and is declared unconditional, which shall, in any event, be no later than the 60th day from the date of despatch of the Offer Document

(iv) Where the Offer has become or is declared unconditional as to the acceptances of the Offer on any day **AFTER** the 46th day from the date of despatch of the Offer Document, the Offer will remain open for acceptances for not less than 14 days from the date in which the Offer becomes and is declared unconditional, which shall, in any event, be no later than the 74th day from the date of despatch of the Offer Document.

(v) Without prejudice to Sections 4.5(i), (iii) and 4.5(iv) of this Notice, the Offeror shall give not less than 14 days' notice in writing to the Holders before closing the Offer

(vi) Subject to the SC's approval, Section 4.5(v) shall not apply where the Offer has become unconditional as to acceptances before an expiry date and the Offer Document clearly states that the Offer will be closed on a specific date.

(vii) The Offeror shall not give a written notice pursuant to Section 4.5(v) of this Notice where a competing take-over offer has been announced, unless the competing take-over offer has reached its conclusion or the Holders who hold 50% or more of the voting shares of LPF have irrevocably rejected the competing take-over offer in favour of the Offer.

(viii) Where the Offer has become or is declared unconditional as to acceptances and the Offeror states that the Offer shall remain open until further notice, the Offeror shall give 14 days' notice in writing before closing the Offer

(ix) In any announcement of an extension of the Offer, the next expiry date will be stated.

4.6 Revision of the Offer

(i) Where the terms of the Offer are revised, a written notification of the revised offer shall be despatched to all Holders, including those who have previously accepted the original Offer

(ii) Where the terms of the Offer are revised, all Holders who have accepted the original Offer prior to the revision of the same shall receive the revised consideration as consideration that is to be paid or provided for pursuant to the acceptance of the Offer

(iii) The Offer may not be revised after the 46th day from the date of despatch of the Offer Document or deemed despatch date of the Offer Document in the event there exists a competing offer document, whichever is later

4.7 Rights of Withdrawal by an Accepting Holder

(i) Subject to paragraphs (ii) and (iii) below, all acceptances of the Offer by a Holder **SHALL BE IRREVOCABLE**.

(ii) If the Offeror fails to comply with any of the requirements set out in Section 4.10(i) of this Notice by the close of trading at Bursa Securities on the market day following the day on which the Offer is closed or following the day on which the Offer becomes or is declared unconditional as to the level of acceptances, is revised or extended (**"Relevant Day"**), any Holder who has accepted the Offer shall be entitled to withdraw his acceptance immediately thereafter.

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

(iii) If the Offer is extended, the Accepting Holder is entitled to withdraw his acceptance after 21 days from the first closing date unless the Offer has become or is declared unconditional as to acceptances.

(iv) Notwithstanding Section 4 7(ii) of this Notice, the SC may terminate the right of withdrawal by an Accepting Holder if:

(a) the Offeror has complied with the requirements set out in Section 4.10(i) of this Notice within 8 days from the Relevant Day where the expiry of the 8-day period from the Relevant Day shall not fall after the expiry of the 60th day from the date of despatch of the Offer Document; and

(b) the Offeror has confirmed in a statement by way of press notice that the Offer is unconditional as to the level of acceptances

However, the right of any person who has already withdrawn his acceptance under Section 4.7(ii) of this Notice shall not be prejudiced by the termination of such right of withdrawal by the SC.

4.8 Withdrawal of Offer by the Offeror

The Offer may not be withdrawn by the Offeror without the prior written approval of the SC.

4.9 Settlement

The settlement of the consideration to which any Accepting Holder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counter-claim or other analogous rights to which the Offeror may otherwise be, or claim to be, entitled against the said Accepting Holder This, however, is without prejudice to the Offeror's rights to make any claim against the Accepting Holder after such full settlement in respect of a breach of the warranty as set out in Section 4.4 of this Notice.

The settlement of the Offer will be effected via the remittance in the form of cheques, banker's drafts and/or cashier's orders which will be despatched by ordinary mail to the Accepting Holders (or their designated agents, as they may direct) at their own risk in the following manner:

(i) For acceptances received on or before the day the Offer becomes or is declared unconditional as to acceptances (**"Unconditional Date"**) and are deemed by the Offeror to be complete and valid in all respects in accordance with the terms and conditions in the Offer Document to be issued, the remittance will be despatched to the relevant Accepting Holders (or their designated agents as they may direct) within 21 days from the Unconditional Date; and

(ii) For acceptances received after the Unconditional Date, the settlement will be effected in the following manner:

(a) In respect of acceptances received and are deemed by the Offeror to be complete and valid in all respects in accordance with the terms and conditions in the Offer Document to be issued, the remittances will be despatched to the relevant Accepting Holders (or their designated agents as they may direct), within 21 days from the date of receipt of such acceptances; and

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

(b) in respect of acceptances that are supported by valid contract notes but are not accompanied by a complete and valid Depositor Copy of the Bursa Malaysia Depository Sdn Bhd ("**Bursa Depository**") Transfer of Securities Request Form (FTF010) duly verified and acknowledged by the Authorised Depository Agent/Authorised Direct Member ("**ADA/ADM**"), the remittances will be despatched to the relevant Accepting Holders (or their designated agents as they may direct) within 21 days from the date of receipt of the Depositor Copy of the Bursa Depository Transfer of Securities Request Form (FTF010) which is deemed by the Offeror to be complete and valid in all respects provided that the Depositor Copy of the Bursa Depository Transfer of Securities Request Form (FTF010) duly verified and acknowledged by the ADA/ADM are received no later than 5 days from the closing date of the Offer and in accordance with the terms and conditions in the Offer Document to be issued.

4.10 **Announcement of Acceptances**

(i) The Offeror shall inform the SC and Bursa Securities and announce by way of press notice before the trading in the securities of LPF commences on the Bursa Securities on the Relevant Day:

(a) the position of the Offer, that is, as to whether the Offer is closed, revised or extended; and

(b) the total number of Offer Shares together with its percentage in the issued and paid-up capital of LPF:

(aa) for which acceptances under the Offer have been received after the date of despatch of the Offer Document;

(bb) held by the Offeror and the PAC at the time of despatch of the Offer Document; and

(cc) acquired or agreed to be acquired by the Offeror and the PAC during the period of the Offer

(ii) In computing the Offer Shares represented by acceptances, there may be included or excluded for announcement purposes, acceptances which are not in order in all respects or which are subject to verification.

(iii) References to the making of an announcement or the giving of notice by the Offeror include the release of an announcement by CIMB on behalf of the Offeror, or its advertising agent(s) to the press or the delivery of or transmission by telex, facsimile or via Bursa Securities's Listing Information Network.

(iv) An announcement made otherwise than to Bursa Securities shall be notified simultaneously to Bursa Securities

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

4.11 General

(i) All communications, notices, documents and payments to be delivered or sent to the Holders or their designated agents, will be despatched by ordinary mail at their own risk. Unless the contrary is proved, delivery of the communication/notice/document/payment shall be presumed to be effected by properly addressing, prepaying and despatch by ordinary mail the communication/notice/document/payment and shall be presumed to have been effected at the time when the document would have been delivered in the ordinary course of the mail.

(ii) The Offer and all acceptances received thereunder will be construed under and governed by Malaysian law, and the Offeror and the PAC and the Holders shall submit to the exclusive jurisdiction of the Courts of Malaysia

(iii) Holders may accept the Offer made to them in respect of all or part of their Offer Shares.

(iv) Accidental omission to despatch the Offer Document to any person to whom the Offer is made shall not invalidate the Offer in any way

(v) All costs and expenses of or incidental to the preparation and circulation of the Offer Document (other than professional fees and other costs relating to the Offer incurred by LPF and other than the payment of any transfer, taxes, duties, costs, expenses or other requisite payments due in a jurisdiction outside of Malaysia if any, resulting from acceptances of the Offer) will be borne by the Offeror.

(vi) The Form of Acceptance and Transfer which will accompany the Offer Document will contain provisions for the acceptance of the Offer and the transfer of the Offer Shares to the Offeror or its appointed nominees, instructions as to the completion of the Form of Acceptance and Transfer and other matters incidental to the acceptance of the Offer and the transfer of the Offer Shares. No acknowledgement of the receipt of the Form of Acceptance and Transfer will be issued.

5. COMPULSORY ACQUISITION

Section 34 of the SCA provides that where a take-over offer by an offeror to acquire all the shares or all the shares in any particular class or classes in an offeree has, within 4 months after the making of the take-over offer, been accepted by the shareholders of not less than nine-tenth ($^9/_{10}$) of the nominal value of those shares or of the shares of that class or classes (other than the shares already held at the date of the take-over offer by the offeror or by a nominee for or a related corporation of the offeror), the offeror may at any time within 2 months after the take-over offers has so been accepted, give notice to any dissenting shareholder that it desires to acquire his shares together with a statutory declaration by the offeror that the conditions for the giving of the notice are satisfied.

In the event that the Offeror is able to obtain acceptances in respect of not less than nine-tenth ($^9/_{10}$) of the nominal value of the Offer Shares upon completion of the Offer (other than the LPF Shares already held at the date of the Offer by the Offeror or by a nominee for or a related corporation of the Offeror), the Offeror intends to invoke Section 34 of the SCA to compulsorily acquire any remaining Offer Shares from the Holders who have elected not to accept the Offer.

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

(12)

6. **LISTING STATUS OF LPF**

Paragraph 8 15(1) of the Listing Requirements of Bursa Securities ("**Listing Requirements**") states that a listed issuer must ensure that at least 25% of its total listed shares are in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each

Although it is the general intention of the Offeror to retain the listing status of LPF on Bursa Securities so as to enable existing shareholders of LPF to continue to hold shares in a listed company, if the provisions under Paragraph 8.15(1) are not met, the Offeror cannot give any assurance that the listing status of LPF will be maintained

Paragraph 8 15(3) of the Listing Requirements further states that a listed issuer which fails to maintain the required shareholding spread shall be given 6 months from the date of notification by Bursa Securities, or such period which may be determined by Bursa Securities, to rectify the situation.

In the event the public shareholding spread is equal to or below 10% of the total number of LPF Shares, Bursa Securities will suspend trading of the shares

In the event the Offeror is able to invoke Section 34 of the SCA to compulsorily acquire any remaining Offer Shares from the holders of the Offer Shares who have elected not to accept the Offer, the listing status of LPF will not be retained

7. **DISCLOSURE OF INTEREST IN LPF**

In accordance with Section 12(4)(c) and (d) of Part IV of the Code, the Offeror hereby confirms the following:

(i) As at the date of this Notice, the Offeror and the PAC is deemed interested in a total of 52,600,000 LPF Shares, representing approximately 46.0% of the issued and paid-up share capital of LPF

(ii) As at the date of this Notice, the Offeror and the PAC have not received any irrevocable undertakings from any of the Holders to accept the Offer.

(iii) As at the date of this Notice, the Offeror and the PAC do not have any option to acquire any Offer Shares

(iv) As at the date of this Notice, there is no existing or proposed agreement, arrangement or understanding in relation to the Offer Shares between the Offeror and/or the PAC and the Holders

8. **FINANCIAL RESOURCES OF THE OFFEROR**

The Offeror and CIMB are reasonably satisfied that the Offer would not fail due to insufficient financial capability of the Offeror and that every Holder who wishes to accept the Offer will be paid in full.

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

9. RESPONSIBILITY STATEMENT

This Notice has been seen and the issue of this Notice has been approved by the Board of the Offeror, and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no false or misleading statements or other material facts the omission of which would make any statement herein false or misleading.

10. PUBLIC RELEASE

In accordance with the provisions of the Code, a copy of this Notice will be forwarded to the SC and Bursa Securities for public release

We would be grateful if you could acknowledge receipt of this Notice by signing and returning to us the duplicate of this Notice

Yours faithfully
for and on behalf of
COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD

Ong Liang Heng
Deputy Head/ Director
Corporate Finance

Low Eng Kiat
Director
Corporate Finance

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
18417-M

Form Version 2.0

General Announcement

Initiated by MB_CIMB on 25-07-2006 05:11:46 PM
Submitted by MB_CIMB on 25-07-2006 05:33:16 PM
Reference No MM-060725-61906
(Submitted)

RECEIVED
2006 AUG -8 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			Non-Mesdaq Market Company
*			New Announcement
	Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	KUALA LUMPUR KEPONG BERHAD
*	Stock name	:	KLK
*	Stock code	:	2445
*	Contact person	:	LENA BAN
*	Designation	:	ASSISTANT MANAGER
*	Contact number	:	03-2084 8895
	E-mail address	:	lenaban@cimb.com.my

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D2-22-1033-2006

BETWEEN

GLAMOUR GREEN SDN BHD ("PLAINTIFF")

AND

1. **AMBANK BERHAD**
2. **AMSEC NOMINEES (TEMPATAN) SDN BHD**
3. **KLK**
4. **ABLINGTON HOLDINGS SDN BHD ("AHSB")**

(COLLECTIVELY, "DEFENDANTS")

* **Contents :-**

We refer to our announcement dated 20 July 2006.

On behalf of KLK, Commerce International Merchant Bankers Berhad wishes to advise that KLK and its subsidiary, AHSB have received an order from the Kuala Lumpur High Court dated 24 July 2006 restraining the Defendants from:

(a) acting on or carrying into execution the purchase undertaking dated 30 November 2004 given by KLK to AmBank Berhad in relation to 35,000,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF Shares");

(b) completing the purported sale and purchase of the 35,000,000 LPF Shares entered into on 20 July 2006; and

(c) selling, parting with, disposing, assigning or in any manner howsoever dealing with the said 35,000,000 LPF Shares.

Further, KLK and AHSB are restrained from proceeding with the Notice of Mandatory Offer dated 20 July 2006.

The case is fixed for hearing on 14 August 2006. KLK and AHSB are seeking legal advice on this matter and will announce any material developments in relation thereto.

(This announcement is dated 25 July 2006)

dir u:\cf-lek\klk\lpf\announcements\pr17(injunction).doc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/06/2006 03:50:15 PM**
Reference No **KL-060630-A9A43**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/06/2006**	* **350,000**	
Acquired	**20/06/2006**	**87,800**	
Acquired	**14/06/2006**	**54,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **43,474,200**
Direct (%) : **6.12**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **43,474,200**
* Date of notice : **20/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/06/2006 03:50:18 PM**
Reference No **KL-060630-A9A44**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **22/06/2006**	* **150,000**	
Acquired	**21/06/2006**	**41,800**	
Acquired	**22/06/2006**	**149,500**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **43,815,500**
	Direct (%)	: **6.17**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **43,815,500**
*	Date of notice	: **22/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/06/2006 03:50:22 PM**
Reference No **KL-060630-A9A45**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/06/2006**	* **7,200**	
Acquired	**26/06/2006**	**400,000**	
Disposed	**23/06/2006**	**100,000**	
Disposed	**26/06/2006**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**43,972,700**
Direct (%)	:	**6.19**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**43,972,700**
* Date of notice	:	**26/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/07/2006 03:06:36 PM**
Reference No **KL-060704-6CB27**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/06/2006**	* **380,000**	
Acquired	**28/06/2006**	**310,600**	
Disposed	**27/06/2006**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,513,300**
Direct (%)	:	**6.27**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,513,300**
* Date of notice	:	**28/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/07/2006 02:14:25 PM**
Reference No **KL-060706-241CC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/06/2006**	* **400,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,913,300**
Direct (%)	:	**6.33**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,913,300**
* Date of notice	:	**30/06/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08/07/2006 12:12:36 PM**
Reference No **KL-060708-712B9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **03/07/2006**	* **10,000**	
Disposed	**04/07/2006**	**150,000**	
Disposed	**04/07/2006**	**50,000**	

* Circumstances by reason of which change has occurred : **Purchase and Sales of Shares on open market and Sale of Shares by Portfolio Managers**
* Nature of interest : **Direct**
Direct (units) : **44,723,300**
Direct (%) : **6.3**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **44,723,300**

* Date of notice : **04/07/2006**

SEC, US

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/07/2006 12:20:22 PM**
Reference No **KL-060714-7BB20**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **07/07/2006**	* **24,000**	

* Circumstances by reason of which change has occurred	:	**Sales of Shares managed by Portfolio Managers**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,699,300**
Direct (%)	:	**6.3**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,699,300**
* Date of notice	:	**10/07/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/07/2006 02:48:42 PM**
Reference No **KL-060718-552EE**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/07/2006**	* **10,000**	

* Circumstances by reason of which change has occurred : **Sales of Equity**
* Nature of interest : **Direct**

Direct (units) : **44,689,300**
Direct (%) : **6.29**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **44,689,300**
* Date of notice : **12/07/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/07/2006 02:06:47 PM**
Reference No **KL-060720-17E4D**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **13/07/2006**	* **82,100**	
Disposed	**14/07/2006**	**10,800**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares managed by Portfolio Manager and Sales of Equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **44,760,600**
	Direct (%)	: **6.3**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **44,760,600**
*	Date of notice	: **14/07/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/07/2006 12:55:31 PM**
Reference No **KL-060722-AC803**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **05/07/2006**	* **51,000**	
Acquired	**17/07/2006**	**1,200,000**	
Acquired	**18/07/2006**	**468,200**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **46,377,800**
Direct (%) : **6.53**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **46,377,800**

* Date of notice : **18/07/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/07/2006 03:48:09 PM**
Reference No **KL-060727-AC345**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **16/06/2006**	* **38,400**	
Disposed	**19/07/2006**	**91,900**	
Disposed	**20/07/2006**	**123,700**	
Disposed	**20/07/2006**	**60,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares managed by Portfolio Manager, Sales of equity and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **46,140,600**
	Direct (%)	: **6.5**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **46,140,600**
*	Date of notice	: **20/07/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/07/2006 03:45:32 PM**
Reference No **KL-060728-A551B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **21/07/2006**	* **40,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**46,100,600**
Direct (%)	:	**6.49**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**46,100,600**
* Date of notice	:	**24/07/2006**